[LETTERHEAD OF INTROBUZZ]

May 30, 2012

To:  Mr. Matthew Crispino
     Staff Attorney
     United States Securities and Exchange Commission
     Division of Corporation Finance
     100 F Street, N.E.
     Washington, D.C. 20549

Re:  Introbuzz
     Registration Statement on Form S-1, File No. 333-179118
     Filed on May 30, 2012

Dear Mr. Crispino:

     I am the President of Introbuzz, a Nevada corporation. I respectfully request that the Commission accelerate the effective date of our company's Registration Statement on Form S-1 thereto to June 1, 2012 at 1:00 pm Eastern Standard Time, or soon thereafter as practicable. Accordingly, I would appreciate your prompt consideration of this request and would welcome as prompt a response as is convenient.

     The company hereby acknowledges that:

     1. Should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve our company from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     3. The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission if any person under the federal securities laws of the United States.

     The company further acknowledges our full awareness of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in our Form S-1 registration statement.

     Thank you for your expedient and diligent review of this file. If any further questions or comments should arise we request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at
(702) 382-1759 facsimile, (702) 382-1714 telephone.

Sincerely,


/s/ Kenneth Carter
------------------------------
Kenneth Carter
President
Introbuzz